Triple A Medical, Inc.

604 Creekview Circle

Ovilla, Texas 75154

(800) 843-8179

December 20, 2007

Mark P. Shuman

Branch Chief -- Legal

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C.  20249

RE:

Triple A Medical, Inc.

Form SB-1, Post Effective Amendment #2

File No. 333-142979

Dear Mr. Shuman,

In response to your comment letter dated December 14, 2007, Triple A Medical, Inc. (the “Company”) has further amended its Registration Statement on Form SB-1 (Post Effective Amendment No. 1) filed November 27, 2007.  Accompanying this letter is a copy of Post Effective Amendment No. 2 to the Company’s Registration Statement on Form SB-1.  The following responses are submitted on behalf of the Company and have been keyed to the corresponding enumerated comments in your letter.

1.

 Your prospectus cover page indicates that you are registering a best-efforts offering in which investors’ funds will be returned to them if you do not raise a minimum of $75,000 from the sale of your common stock by March 6, 2008.  We understand from your counsel, however, that the company raised an amount in excess of the $75,000 minimum prior to November 6, 2007, and that the company now intends to retain all proceeds from the offering.  Please revise your prospectus cover page, offering summary and plan of distribution disclosure to provide a more complete explanation of the offering.  Your amended filing should clarify the current status of the offering, which appears to be a best-efforts offering in which all proceeds received in the future will be retained by the company regardless of additional amounts raised.

Response:

The prospectus cover page, offering summary and plan of distribution disclosure have been amended to reflect that the Company raised an amount in excess of the minimum ($75,000) by November 6, 2007, the original closing date of the offering.  The amended filing also clarifies the current status of the offering, which is the following:  the Company has raised $122,000 through December 14, 2007, and the offering will close no later than March 6, 2008.

2.

 We note that the financial statements in your filing are stale.  The amendment should provide financial information that satisfies the requirements of paragraphs (b) and (g) of Item 310 of Regulation S-B.  Please update the remainder of the prospectus appropriately, to conform with the updated financial and other information you will be adding.

Response:

We have added updated financial statements for September 30, 2007, that satisfy the requirements of paragraphs (b) and (g) of Item 310 of Regulation S-B.  Additionally, we have revised financial information throughout the Prospectus to reflect the updated financial information.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  P. Morgan McCune

P. Morgan McCune

President

Cc:  Ms. Katherine Wray / Securities and Exchange Commission

        Roger A. Crabb / Scheef & Stone, LLP